As filed with the Securities and Exchange Commission on August 3, 2015	Registration No. 333-204444

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SODEXO S.A.
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of France
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Robert Stern, Esq.
Sodexo, Inc.
9801 Washingtonian Boulevard
Gaithersburg, Maryland 20878
(301) 987 4480
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John W. Banes, Esq. Davis Polk & Wardwell LLP 5 Aldermanbury Square London EC2V 7HR England	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☒ on August 11, 2015 at 8:00 AM.

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), and (9).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (21) and (22).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

Sodexo S.A. (the “Company”) publishes the information contemplated in Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The electronic information delivery system the Company uses for the publication of such reports is its internet website.  As of the date hereof the Company’s internet website is www.sodexo.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in Rule 12g3-2(b).  The information so published by the Company cannot be retrieved from the internet website of United States Securities and Exchange Commission (the “Commission”), and cannot be inspected or copied at the public reference facilities maintained by the Commission located (as of the date of the Deposit Agreement) at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)(i)               Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among Sodexo S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares outstanding under the terms of the Amended and Restated Deposit Agreement, dated as of June 16, 2015 (“Amendment No. 1”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)               Amended and Restated Deposit Agreement, dated as of June 16, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.— Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — previously filed.

(e)           Certificate under Rule 466.  — Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Included on the signature pages to the Registration Statement on Form F-6 (Reg. No. 333-204444) filed on May 26, 2015.

Item 4.   UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, as proposed to be amended by Amendment No. 1 to Amended and Restated Deposit Agreement, and as further amended from time to time, by and among Sodexo S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares outstanding thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of August, 2015.

Legal entity created by the Amended and Restated Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name:	Mark Gherzo
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sodexo S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, Issy-les-Moulineaux, France, on August 3, 2015.

SODEXO S.A.

By:	/s/ Siân Herbert-Jones
Name: Siân Herbert-Jones
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by or on behalf of the following persons in the following capacities on August 3, 2015.

By:	*
Name:	Michel Landel
Title:	Director; Chief Executive Officer

By:	/s/ Siân Herbert-Jones
Name:	Siân Herbert-Jones
Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)
By:	*
Name:	Pierre Bellon
Title:	Director; Chairman

By:
Name:	Robert Baconnier
Title:	Director

By:	*
Name:	Patricia Bellinger
Title:	Director

By:	*
Name:	Astrid Bellon
Title:	Director

By:	*
Name:	Bernard Bellon
Title:	Director

By:	*
Name:	François-Xavier Bellon
Title:	Director

By:	*
Name:	Nathalie Bellon-Szabo
Title:	Director

By:	*
Name:	Sophie Bellon
Title:	Director

By:	*
Name:	Philippe Besson
Title:	Director

By:	*
Name:	François Brougher
Title:	Director

By:	*
Name:	Soumitra Dutta
Title:	Director

By:	*
Name:	Paul Jeanbart
Title:	Director

By:
Name:	Peter Thompson
Title:	Director

AUTHORIZED REPRESENTATIVE

By:	/s/ Robert A. Stern
Name:	Robert A. Stern, as the duly authorized
Title:	Representative of Sodexo S.A. in the United States

*By	/s/ Siân Herbert-Jones
Name: Siân Herbert-Jones
Title: Attorney-in-fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement

(e)	Certificate under Rule 466